Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven

Personal Retirement Manager Select Series I, II and III	Personal Retirement Manager Series I and II	Leaders Series IV
Leaders Foundation Series I
Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven

Personal Retirement Manager Foundation O-Share	Personal Retirement Manager Series I and II	Personal Retirement Manager V-A
Personal Retirement Manager V-A Series II	Personal Retirement Manager Foundation Series II	Leaders Edge Series IV
Leaders Foundation Series I
Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Three

Director M Access	Director M Edge	Director M Plus
Director M Outlook
Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Three

Director M Access	Director M Edge	Director M Plus
Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Ten

Putnam Capital Manager Series VIII/VIIIR, VI/VIR/VII, III, IV	Putnam Capital Access Series I/IR	Putnam Capital Manager Edge Series I/IR/II and III/IIIR
Putnam Capital Manager Plus Series I/IR and II/IIR	Putnam Capital Manager Outlook Series I/IR and II/IIR
Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Ten

Putnam Capital Manager Series VIII/VIIIR, VI/VIR/VII, III-IV	Pathmaker	Putnam Capital Access Series II/IIR and I/IR
Putnam Capital Manager Edge Series I/IR/II and III/IIIR	Putnam Capital Manager Plus Series I/IR and II/IIR	Putnam Capital Manager Outlook Series I/IR and II/IIR
Supplement dated December 12, 2024 to the product notice dated April 29, 2024
The contracts were previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Huntington Personal Retirement Manager B-Share Series I and II, Personal Retirement Manager Series B, C, I, and L Shares Series I and II, Series V of Leaders and Leaders Access, Leaders Advisory, Huntington Leaders Series II and III, Leaders Select Series III, Leaders V-A, Personal Retirement Manager Foundation Edge Series II, Leaders Foundation Edge Series II, Series IV of Leaders, Leaders Access, Leaders Plus, and Leaders Outlook, Series I of Leaders Platinum, Leaders Platinum Outlook, and Leaders Select Plus, Series III of Leaders/Chase, Series II of Huntington Leaders, Leaders Select, and Leaders Select Outlook, Series IV of Huntington Leaders Outlook, Leaders Ultra, Leaders Foundation Edge Series I, Director M Access, Director M Edge, Director M Outlook, First Horizon Director M Outlook, Director M Platinum Outlook, AmSouth Variable Annuity M Outlook, The Director M Select Outlook, Huntington Director M Outlook, Wells Fargo Director M Outlook, Classic Director M Outlook, AmSouth Variable Annuity M Outlook, The Director M Plus, The Director M Select Plus, Putnam Capital Manager Series III, IV, VI, VIR, VII, VIIR, Putnam Asset Manager Series I/IR, Putnam Capital Access Series I/IR and II/IIR, Putnam Capital Manager Edge Series I/IR/II and III/IIIR, Putnam Capital Manager Plus Series I/IR and II/IIR, Putnam Capital Manager Outlook Series I/IR and II/IIR, and Pathmaker.

This supplement to the variable annuity prospectus and updating summary prospectus outlines changes related to Appendix A - Funds Available Under the Contract.
All other provisions outlined in the variable annuity prospectus and updating summary prospectus remain unchanged. This supplement is for informational purposes and requires no action on your part.
•Effective immediately, Putnam Investments Limited, the sub-adviser for each of the Putnam VT Funds in your contract, is removed and replaced with Franklin Templeton Investment Management Limited.
This supplement should be retained for future reference.

HV-8150